Nasdaq Regulation

Eun Ah Choi
Senior Vice President, Listing Qualifications
Deputy General Counsel

April 21, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 21, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from SPDR Index Shares Fund (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


SPDR MSCI ACWI Climate Paris Aligned ETF


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi